UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

UPDATE OF DISCLOSURE OF INFORMATION IN RELATION TO THE PROPOSED SHARE BUYBACK

THIS DISCLOSURE OF INFORMATION IS AN UPDATE TO THE DISCLOSURE OF INFORMATION THAT PUBLISHED ON MAY 1, 2026 REGARDING TO THE PROPOSED SHARE BUYBCACK  IN ORDER TO COMPLY WITH THE PROVISION OF FINANCIAL SERVICES AUTHORITY REGULATION NO. 29 OF 2023 ON SHARE BUYBACKS ISSUED BY PUBLIC COMPANIES.

PT Telekomunikasi Indonesia (Persero) Tbk (“Company”)

Main Business Activities:

Provision of telecommunications networks and services, information technology,

and optimization of the utilization of the Company’s resources.

Head Office: Graha Merah Putih Jl. Japati No. 1 Bandung West Java, Indonesia - 40133 Telephone: (022) 4526417	Operational Office: Telkom Landmark Tower, Jl. General Gatot Subroto Kav. 52, South Jakarta, Indonesia - 12710 Telephone: (021) 5215109
Email : investor@telkom.co.id Website : www.telkom.co.id

THIS INFORMATION DISCLOSURE IS IMPORTANT TO BE READ AND CONSIDERED BY THE COMPANY'S SHAREHOLDERS REGARDING THE PROPOSED SHARES BUYBACK PLAN. THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS OF THE COMPANY, BOTH INDIVIDUALLY AND COLLECTIVELY, ASSUME FULL RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THE INFORMATION DISCLOSED IN THIS DISCLOSURE OF INFORMATION. AFTER CONDUCTING A THOROUGH REVIEW, THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS OF THE COMPANY AFFIRM THAT THE INFORMATION CONTAINED IN THIS DISCLOSURE OF INFORMATION IS TRUE AND THAT NO MATERIAL AND RELEVANT FACTS HAVE BEEN OMITTED OR WITHHELD IN A MANNER THAT WOULD RENDER THE INFORMATION PROVIDED IN THIS DISCLOSURE OF INFORMATION UNTRUE AND/OR MISLEADING.

IF YOU FIND IT DIFFICULT TO UNDERSTAND THE INFORMATION CONTAINED IN THIS DISCLOSURE OR HAVE DOUBTS IN MAKING A DECISION, YOU SHOULD CONSULT WITH YOUR SECURITIES BROKER, INVESTMENT MANAGER, LEGAL ADVISOR, PUBLIC ACCOUNTANT OR OTHER PROFESSIONAL ADVISOR.

This Information Disclosure is issued on June, 4 2026 Board of Directors

E
INFORMATION TO THE SHAREHOLDERS

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Company”) plans to conduct a buyback of the Company’s shares that have been issued and listed on Indonesia Stock Exchange (“Stock Exchange”) (the “Share Buyback”) in accordance with the Financial Services Authority (“Otoritas Jasa Keuangan” or “OJK”) Regulation No. 29 of 2023 on Share Buybacks Issued by Public Companies (“POJK 29/2023”).

The total value of the Shares Buyback is estimated up to Rp4,000,000,000,000.00 (four trillion Rupiah). The Share Buyback may be conducted through the Stock Exchange or outside of the Stock Exchange, either gradually or all at once, and shall be completed no later than 12 (twelve) months from the date of the General Meeting of Shareholders (“GMS”) approving the Share Buyback.

ESTIMATED TIMELINE OF SHARES BUYBACK

No.	Description	Date
1.	GMS Announcement and Disclosure of Information regarding Share Buyback through the Stock Exchange website and the Company’s website	1 May 2026
2.	Update of Disclosure of Information regarding Share Buyback	4 June 2026
3.	GMS Approval regarding Share Buyback	8 June 2026
4.	Estimated Shares Buyback Period	9 June 2026 – 8 June 2027

ESTIMATED TOTAL NOMINAL VALUE OF SHARES AND SHARES BUYBACK COSTS

The estimated cost of the Company’s Share Buyback is up to a maximum of Rp4,000,000,000,000.00 (four trillion Rupiah) which will come from Company’s internal cash, inclusive of Shares Buyback transaction costs, brokerage commissions and other costs related to the Shares Buyback.

Pursuant to Article 2 paragraph (1) POJK 29/2023 juncto Article 37 paragraph (1) Law Number 40 of 2007 on Company Law, the total number of shares to be repurchased shall not exceed 10% (ten percent) of the Company’s issued and paid-up capital. The implementation of the Share Buyback will also take into account the Company’s liquidity and capital conditions, as well as the prevailing laws and regulations. The Company will not carry out the Share Buyback if it would result in a reduction in the number of shares to a level that could significantly decrease the liquidity of the shares on the Stock Exchange.

The Free Float Shares after the Shares Buyback will not be lower than 15% (fifteen percent) of the total listed shares in accordance with prevailing laws and regulations.

EXPLANATION, CONSIDERATIONS, AND REASONS TO CARRY OUT SHARES BUYBACK

Through this Shares Buyback program, the Company aims to strengthen confidence in the long-term value and prospects of the Company. This step is taken as an effort to maintain harmony between market conditions and the Company's fundamentals, as well as maintaining the trust of stakeholders in the Company's efforts to support sustainable growth.

ESTIMATED DECREASE IN COMPANY REVENUE DUE TO THE SHARES BUYBACK AND IMPACT ON COMPANY FINANCING COSTS

The Company believes that the implementation of the Share Buyback will not have a material adverse effect on the Company’s business activities, considering that the Company has sufficient working capital and cash flow to finance the Share Buyback alongside its ongoing operations. Accordingly, this transaction will not affect the Company’s revenue.

As the Share Buyback will be financed using the Company’s internal cash, it will result in a decrease in the Company’s assets and equity of up to Rp4,000,000,000,000.00 (four trillion Rupiah).

EARNINGS PER SHARE PROFORMA AFTER THE EXECUTION OF SHARES BUYBACK PLAN

The following is the proforma of the Audited Consolidated Financial Statement as of December 31, 2025 by taking into account the finance of all Shares Buyback program in a maximum amount of Rp4,000,000,000,000.00 (four trillion Rupiah) including the transaction fees (the brokerage fees and other fees) in connection with the Shares Buyback transaction:

Remarks	Financial Statements Period Ended December 31, 2025
	Before Share Buyback	Impact	After Share Buyback
Total Assets (IDR billion)	287,759	4,000	282,280
Total Equity (IDR billion)	150,537	4,000	145,058
Current Period Earnings that May Be Attributed to the Holder of Parent Entity (IDR billion)	17,814	-	17,814
Earnings per Share (IDR)	179.8	-	183.1

Assumption:

The total shares buy back is in the maximum amount of 10% from the total paid up share. Brokerage Fee and other fee are not significantly affected the Profit – Loss of the Company, and therefore those fees are omitted from the above projections.

The above analysis indicates that there are no significant changes from the Shares Buyback to the Company financial indicator.

SHARE PRICE LIMITATION FOR SHARES BUYBACK

The Company will conduct the Share Buyback by considering the best and reasonable price as determined by the Company’s management, while observing POJK No. 29/2023, as follows:

1.
In the event that the Share Buyback is conducted through the Stock Exchange, the bid price for the repurchase of shares shall be lower than or equal to the price of the most recent transaction.
2.
In the event that the Share Buyback is conducted outside the Stock Exchange, the repurchase price shall be no higher than the average of the daily closing prices on the Stock Exchange over the last 90 (ninety) days prior to the date of the Share Buyback by the Company.
3.
The Share Buyback shall be conducted at a price deemed proper and reasonable.

SHARES BUYBACK PERIOD LIMITATION

The Shares Buyback may be carried out within a period up to 12 (twelve) months from the date of AGMS that approving the Share Buyback agenda which will be held on June 8, 2026. The Company may terminate the implementation of the Share Buyback at any time for the following reasons:

1.
The Company has reached the Share Buyback Target;
2.
The 12 (twelve) month period has elapsed;
3.
The funds that are allocated by the Company have been fully utilized; or
4.
The Company decides to terminate the implementation of the Share Buyback, if deemed necessary.

METHOD TO BE USED FOR BUYBACK

The Shares Buyback may be conducted either gradually or all at once, whether through or outside the Stock Exchange.

If the Shares Buyback is conducted through the Stock Exchange, the purchase transactions shall be executed through 1 (one) Stock Exchange member.

MANAGEMENT DISCUSSION AND ANALYSIS REGARDING THE IMPACT OF SHARES BUYBACK ON COMPANY'S BUSINESS ACTIVITIES AND FUTURE GROWTH

1.
Company’s revenue is not expected to be decreased due to the Shares Buyback implementation.
2.
The Shares Buyback is expected to have a minimum impact on the cost of the Company’s financing which will reduce the Company's Assets and Equity by the Shares Buyback amount. If the Company uses the entire budget reserved for the Shares Buyback to the maximum amount, the total Assets and Equity will decrease by a maximum of Rp4,000,000,000,000.00 (four trillion Rupiah).
3.
The Company believes that the implementation of the Shares Buyback will not have a material negative impact on the business activities and growth of the Company, because the Company currently has sufficient capital and cash flow to conduct and finance all business activities, business development activities, operational activities and Shares Buyback.

SOURCE OF FUNDS FOR THE SHARES BUYBACK IMPLEMENTATION

The source of funds to be used for the implementation of the Share Buyback will be derived from the optimization of the Company's cash. Such source of funds is not derived from a public offering, nor from any loans and/or indebtedness in any form, and will not materially affect affect the Company's financial ability to meet its obligations as they fall due. Accordingly, the funding source complies with the provisions of POJK No. 29/2023.

OTHER INFORMATION

1.
Treasury shares do not carry voting rights, are not considered in determining the quorum at the GMS, and are not entitled to dividends.
2.
Referring to Article 43 of POJK 29/2023, the following parties:
a.
Members of the board of commissioners, members of the board of directors, employees, and the Company's principal shareholders;
b.
Individuals who, due to their position, profession, or business relationship with the Company, have access to insider information; or
c.
Parties who, within the past 6 (six) months, were previously classified under points (a) or (b).

are prohibited from trading the Company's shares on the same day as the Shares Buyback or sale of shares resulting from Shares Buyback conducted by the Company through the Stock Exchange